Exhibit 99.18

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Village Farms International, Inc. (“Village Farms”)

4700 - 80th Street

Delta, British Columbia

V4K 3N3

Item 2	Date of Material Change

June 6, 2017.

Item 3	News Release

A news release was issued through CNW Group on June 6, 2017.

Item 4	Summary of Material Change

Village Farms announced that it has entered into a definitive agreement with Emerald Health Therapeutics Inc. (“Emerald”) to form a joint venture for large-scale, high-quality, low-cost cannabis production (the “Joint Venture”).

Item 5	Full Description of Material Change

5.1—Full Description of Material Change

Under the terms of the agreement, Village Farms will initially contribute a 1.1 million-square foot (25-acre) greenhouse facility in Delta, British Columbia, located on a 50-acre parcel of land (with ancillary buildings) (the “Initial Greenhouse”), which will be converted to ACMPR (Access to Cannabis for Medical Purposes Regulations)-compliant production and, if permitted by applicable law, production for the non-therapeutic adult-use market.

Emerald will initially contribute an aggregate of $20 million in cash (of which $2 million was advanced at closing and the remaining $18 million will be advanced in tranches upon satisfaction of certain milestones to be determined by the board of directors of the Joint Venture) to fund conversion of the Initial Greenhouse.

Village Farms and Emerald will each have a 50% ownership stake in the Joint Venture.

The transaction closed concurrently with the signing of the definitive agreement, at which time the Joint Venture leased (with the option to buy) Village Farms’ Delta 3 greenhouse assets. The Joint Venture also entered into an agreement with Village Farms for options to lease or purchase from Village Farms a second 1.1 million square foot greenhouse (25 acre) and a 2.6 million square foot (60 acre) greenhouse, both located adjacent to the Initial Greenhouse. Combined, these three greenhouse assets could provide the Joint Venture with a total potential aggregate production capacity of approximately 4.8 million square feet (110 acres).

The Joint Venture will immediately initiate the process to obtain a Health Canada license to grow cannabis under ACMPR regulations and concurrently commence the process of converting the Initial Greenhouse for cannabis cultivation. Any capital requirements of the Joint Venture for the Initial Greenhouse that are in excess of Emerald’s initial equity contribution will be contributed on a pro-rata basis by Village Farms and Emerald, or by outside third-party funding.

Village Farms does not expect its growth of cannabis or other alternative crops to have a material impact on its existing produce production and distribution business.

Please see the news release attached as Schedule “A” for a full description of the material change.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, at (407) 936-1190, ext. 340.

Item 9	Date of Report

June 15, 2017.

SCHEDULE “A”

Village Farms International and Emerald Health Form Joint Venture for Large-Scale Greenhouse Cannabis Production

– Transformational Opportunity Will See Conversion of Certain Village Farms’ BC Greenhouse Assets to An Economically Superior Product with Cannabis Production –

– Joint Venture Expects to be the Low-Cost Producer in the Canadian Cannabis Industry –

VANCOUVER, June 6, 2017 /CNW/—Village Farms International, Inc. (“Village Farms”) (TSX:VFF) (OTC:VFFIF) and Emerald Health Therapeutics Inc., together with its affiliates (“Emerald”) (TSXV:EMH), today announced that they have entered into a definitive agreement to form a joint venture for large-scale, high-quality, low-cost cannabis production. Under the terms of the agreement, Village Farms will initially contribute a 1.1 million-square foot (25-acre) greenhouse facility in Delta, British Columbia, located on a 50-acre parcel of land (with ancillary buildings) (the “Initial Greenhouse”), which will be converted to ACMPR (Access to Cannabis for Medical Purposes Regulations) -compliant production and, if permitted by applicable law, production for the non-therapeutic adult-use market.

Emerald will initially contribute an aggregate of $20 million in cash (of which $2 million was advanced at closing and the remaining $18 million will be advanced in tranches upon satisfaction of certain milestones to be determined by the board of directors of the joint venture) to fund conversion of the Initial Greenhouse and each party will have a 50% ownership stake in the joint venture. (All figures are presented in Canadian dollars.)

Highlights of the Joint Venture Agreement

•	1.1 million square feet of initial potential greenhouse cannabis production (estimated to yield more than 75,000 kg of product annually) upon completion of full licencing and greenhouse conversion;

•

Formation of the joint venture is a transformational opportunity for Village Farms that will see the conversion of one of its existing Delta, BC greenhouse assets to grow a substantially more profitable agricultural product;

•	Village Farms is one of the largest, most experienced and technically advanced greenhouse growers in North America, with an ingrained culture of low-cost production;

•

Formation of the joint venture strategically positions Emerald for rapid production capacity expansion in partnership with world-class greenhouse operators, preparing it for the future non-therapeutic market and existing under supplied medical cannabis market;

•

Emerald has significant cannabis industry experience, including a portfolio of high-quality genetics and refined standard operating procedures, with a flawless record of operations under Health Canada’s stringent ACMPR regime; The joint venture has the goal to be the lowest-cost cannabis producer in Canada;

•

In the future, the joint venture has the potential to have access to up to 4.8 million square feet of greenhouse cannabis production (estimated to yield more than 300,000 kg of product annually), which would supply a considerable portion of the expected future cannabis demand in Canada or for export abroad;

•

The joint venture expects its production will address a diverse array of cannabis products, including dried cannabis and quality inputs for extraction-based products, currently the fastest growing segment in the Canadian medical cannabis market and expected to be a meaningful part of the non-therapeutic adult-use market; and,

•	Village Farms remains committed to its existing greenhouse produce business and customers.

“Diversification into cannabis production is a truly transformational opportunity for Village Farms, with a portion of its Canadian assets, to apply our core capabilities and expertise as a technology-driven, low-cost, high-quality greenhouse grower and our significant investment in our existing facilities to a product that is substantially more profitable, “said Michael DeGiglio, Chief Executive Officer of Village Farms International. “Based on our conservative market pricing forecasts and yield projections, conversion of our Canadian greenhouse facilities to cannabis production could generate revenue of 10- to 15-times that of our current Canadian vegetable production with EBITDA margins potentially expanding to more than 50% compared with our current Canadian vegetable margins.” (See “Non-IFRS Measures” below.)

Village Farms will leverage the combined 750 years of experience of its master grower team, and its history and expertise as an established low cost, high-quality greenhouse agricultural producer, within a vertically integrated business model. The goal of the joint venture is to be the lowest cost, highest-quality cannabis producer in Canada, with a targeted production cost of less than $1.00 per gram.

Mr. DeGiglio continued, “Emerald is an excellent, and very complementary, partner for Village Farms in this endeavour, bringing with it a seasoned management team with specific cannabis industry experience, having obtained the eighth federal licence granted under the MMPR (now ACMPR) to cultivate medicinal cannabis. Emerald has tremendous downstream product development expertise and extensive experience in pharmaceutical and nutraceuticals product development for medical purposes. It is uniquely positioned in the Canadian cannabis industry, pursuing the development of cannabinoid medicines that are less toxic, more efficacious and safer therapeutic alternatives to conventional pharmaceutical medicines.”

“Partnering with Village Farms, one of North America’s largest and most technologically driven greenhouse growers, on this tremendous opportunity, is a very exciting development for Emerald,” said Avtar Dhillon, MD, Executive Chairman, Emerald Health Therapeutics. “Village Farms is a global leader in greenhouse growing and, importantly, an expert in the complex matter of safety for agricultural consumables, which is a critical competency in the production of cannabis. Together we have the experience, expertise, and capital to become not only Canada’s, but one of the world’s premier greenhouse cannabis growers.”

The transaction closed concurrently with the signing of a definitive agreement, at which time the joint venture leased (with the option to buy) Village Farms’ Delta 3 greenhouse assets. The joint venture also entered into an agreement with Village Farms for options to lease or purchase from Village Farms a second 1.1 million square foot greenhouse (25 acre) and a 2.6 million square foot (60 acre) greenhouse, both located adjacent to the Initial Greenhouse. Combined, these three greenhouse assets could provide the joint venture with a total potential aggregate production capacity of approximately 4.8 million square feet (110 acres).

Village Farms and Emerald believe currently announced planned production by licensed cannabis producers in Canada falls well short of the projected demand over the next four years following the anticipated legalization of non-therapeutic adult-use cannabis in Canada. The potential conversion of all of Village Farms’ Delta, BC greenhouse operations, if the applicable options were exercised, would conservatively be expected to yield approximately 300,000 kg of cannabis annually. Village Farms and Emerald believe this has the potential to fill a substantial portion of the potential Canadian production gap for both medical and non-therapeutic adult-use cannabis.

The joint venture will immediately initiate the process to obtain a Health Canada license to grow cannabis under ACMPR regulations and concurrently commence the process of converting the Initial Greenhouse for cannabis cultivation. Any additional capital requirements of the joint venture are to be contributed on a pro-rata basis by Village Farms and Emerald, or by outside third-party funding. (Please see “Forward Looking Statements” below.)

Advantages of Greenhouse Growing

Greenhouse growing has significant proven advantages over conventional indoor growing. Growing with natural sunlight produce a sustainable, high-quality product. Greenhouse growing requires substantially less energy inputs, which are costly to install and operate as well as not being environmentally sustainable. A large greenhouse footprint enables more efficient operating logistics and economies of scale all of which result in a significantly lower cost of production versus conventional (non-greenhouse) indoor growing. Greenhouse facilities also require substantially lower capital investment than conventional indoor growing facilities.

Village Farms is one of the most experienced, oldest and technologically-advanced greenhouse growers in the industry and one of the lowest-cost, highest-quality growers of hydroponic produce in the U.S. and Canada. It is also a leader in agricultural research and foremost in North America for developing record breaking greenhouse vegetable production technology in inhospitable climates. Its Applied Research Division continues to make meaningful advancements in the areas of Climate Engineering, Plant Biology & Pathology, Entomology, and Ecology.

Continued Commitment to Produce Business and Customers

Village Farms does not expect its growth of cannabis or other alternative crops to have a material impact on its existing produce production and distribution business.

“Although diversification into cannabis is a tremendous opportunity, we remain steadfastly committed to our existing produce business. We will continue to provide our customers with the premium-quality products they have come to know and expect throughout our 30-year history,” said Mr. DeGiglio. “In fact, the favourable economics of cannabis production are expected to provide Village Farms with the financial strength and resources necessary to further expand and solidify our industry-leading position. We fully expect to continue to expand capacity in our produce business to meet customer demand by exploring consolidation opportunities, as we have successfully done in the past, and through organic initiatives at our U.S. operations.

Financial and Legal Advisors

National Bank Financial acted as financial advisor and Torys LLP acted as legal advisor to Village Farms and McCullogh O’Connor Irwin LLP acted as legal advisor to Emerald with respect to the joint venture transaction.

Conference Call

Village Farms’ and Emerald’s management teams will host a joint conference call tomorrow, Wednesday, June 7, 2017, at 10:00 a.m. ET to discuss today’s announcement. Participants can access the conference call by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at http://bit.ly/2qXtHYQ.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (866) 859-2056 and enter the passcode 35029750 followed by the pound key. The telephone replay will be available until Wednesday, June 14, 2017 at midnight. The conference call will also be archived on Village Farm’s web site at: http://villagefarms.com/investor-relations/investor-calls.

Material Change Report

Each of Village Farms and Emerald will file a material change report with the applicable Canadian securities regulators within 10 days of the date of this news release, both of which will be available under the respective issuer’s SEDAR profiles at www.sedar.com.

About Emerald Health Therapeutics Inc.

Emerald Health Therapeutics wholly owns Emerald Health Botanicals, which holds a license under the ACMPR to cultivate and sell medical cannabis flower and oils out of its facility located in Victoria, British Columbia. Emerald’s focus is on extraction and downstream product development, with a strategy including the purchase of cannabis from high quality low cost producers, such as the joint venture. Emerald is also developing 32 acres in the Lower Mainland (BC) to grow its unique strains of cannabis with the intention of treating medical conditions and developing consumer products.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-daysa year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario, and Mexico.

Cautionary Language

This press release contains certain “forward looking statements”. These statements relate to future events or future performance and reflect the various party’s expectations, results of operations, performance, business prospects, opportunities, industry performance and trends. These forward looking statements reflect the party’s current internal projections, expectations or beliefs and are based on information currently available. In some cases, forward looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue “or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in the forward looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, such risks and uncertainties as the joint venture not obtaining the necessary Health Canada licenses, in which case the joint venture will not be permitted to grow cannabis under the ACMPR regulations, and the parties may elect to terminate the joint venture in accordance with its terms, availability of resources, other regulatory requirements and all of the other “Risk Factors” set out in the Village Farms’ and Emerald’s respective annual information forms and management’s discussion and analyses for the year ended December 31, 2016, and for the three-month period ended March 31, 2017, which are available electronically at www.sedar.com. Actual results may differ materially from any forward looking statement. Although Village Farms and Emerald believe that their respective forward looking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of his press release, and other than as specifically required by applicable law, neither Village Farms nor Emerald assume any obligation to update or revise them to reflect new information, events or circumstances.

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have astandardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of Village Farm’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management of Village Farms believes that EBITDA is an important measure in evaluating the historical performance of the Company.

SOURCE Village Farms International, Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/06/c7778.html

%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190, ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO:Village Farms International, Inc.

CNW 17:15e 06-JUN-17